Greg Hoglund

CTO, Happioh Inc.
January 2021 – Present

Founder & CEO, Runway Software
September 2020 – Present

VP of Enterprise Security, Symantec Corporation
October 2017 – June 2019

Founder & CEO, Outlier Security
January 2013 – June 2017